Exhibit 33-A
Chrysler Financial
Management’s Assertion of Compliance
Management of DaimlerChrysler Financial Services Americas LLC (the Company) is responsible for assessing compliance with the applicable servicing criteria set forth in Item 1122(d) of the Securities and Exchange Commission’s (“SEC”) Regulation AB related to the servicing of publicly and privately issued asset-backed securities involving United States consumer auto loans and leases (the Platform) as of and for the twelve months ended December 31, 2007. The Company has determined servicing criteria 1122(d)(l)(iii), 1122(d)(l)(iv), 1122(d)(2)(iii), 1122(d)(2)(iv), 1122(d)(2)(vi), 1122(d)(4)(ix), 1122(d)(4)(x)(A), and 1122(d)(4)(x)(B) are not applicable to the activities it performs with respect to the Platform. With respect to the lease-backed securities included in the Platform, servicing criterion 1122(d)(4)(iv) is applicable only as it relates to the posting of obligor payments to obligor records, and servicing criterion 1122(d)(4)(v) is not applicable. With respect to the loan-backed securities included in the Platform, servicing criteria 1122(d)(4)(x)(c) and 1122(d)(4)(xi)-(xiii) are not applicable. With respect to servicing criteria 1122(d)(4)(i) and 1122(d)(4)(ii), management has engaged a vendor to perform the activities required by these servicing criteria. The Company’s management has determined that this vendor is not considered a “servicer” as defined in Item 1101(j) of Regulation AB, and the Company’s management has elected to take responsibility for assessing compliance with the servicing criteria applicable to this vendor as permitted by Interpretation 17.06 of the SEC Division of Corporation Finance Manual of Publicly Available Telephone Interpretations (“Interpretation 17.06”) Management has policies and procedures in place designed to provide reasonable assurance that the vendor’s activities comply in all material respects with the servicing criteria applicable to the vendor. The Company’s management is solely responsible for determining that it meets the SEC requirements to apply Interpretation 17.06 for the vendor and related criteria.
The Company’s management has assessed the Company’s compliance with the applicable servicing criteria as of and for the twelve months ended December 31, 2007. In making this assessment, management used the criteria set forth by the Securities and Exchange Commission in paragraph (d) of Item 1122 of Regulation AB.
Based on such assessment, except for the material noncompliance described below, management believes that, as of and for the twelve months ended December 31, 2007, the Company has complied in all material respects with the servicing criteria set forth in Item 1122(d) of Regulation AB of the Securities and Exchange Commission relating to the servicing of the Platform. Our assessment of compliance disclosed the following instances of material noncompliance with the servicing criteria described below as applicable to the Company during the twelve months ended December 31, 2007:
•	With respect to servicing criterion 1122(d)(2)(ii), certain wire transfers were not properly approved by authorized personnel as required by the criterion. Specifically, certain wire transfers were authorized by the North American Treasurer (who has unlimited signing authority) with the required presence of a second signature. Although the wire transfers were countersigned by an authorized approver, the second approver was not listed as a member of the personnel group required to co-sign the wires as designated by the Company’s policies.

•	With respect to servicing criterion 1122(d)(2)(vii), reconciliations for certain asset-backed securities related bank accounts were not reconciled within 30 days of the cut-off date and not all reconciling items were resolved within 90 calendar days of their original identification. The Company policy states, “Reconciliations are to be completed, reviewed, and approved within the lesser of 30 days from receipt of bank statement or 60 days after month end. In addition, Company policy provides that reconciling items which are not cleared within 90 days are monitored, allowing appropriate resolution.

Chrysler Financial
27777 Inkster Road
Farmington Hills, MI 48334
Chrysler Financial is a business unit of DaimlerChrysler Financial Services Americas LLC.	www.chryslerfinancial.com

•	With respect to servicing criterion 1122(d)(3)(ii), certain amounts due to investors were not remitted in accordance with the transaction agreements. Specifically, a net settlement due to investors was wired to the Trustee in accordance with timeframes set forth in the transaction agreements; however, four days later, the Company identified that an excess amount had been wired, and the Trustee subsequently submitted a refund to the Company.

•	With respect to servicing criterion 1122(d)(3)(iii), a net settlement disbursement made to investors was not posted to the Company’s general ledger within two business days. The net settlement was subsequently posted to the general ledger with no financial impact to the Trust.

•	With respect to servicing criterion 1122(d)(4)(xi), certain property tax payments made on behalf of lease obligors were not made on or before the related penalty dates. The Company paid the penalty and absorbed the expense, with no financial impact to the Trust.

•	With respect to servicing criterion 1122(d)(4)(xiii), a property tax payment made on behalf of a lease obligor was not posted within two business days to the obligor’s records maintained by the Servicer. There was no financial impact to the Trust.
In addition, our assessment of compliance with respect to a private balloon loan-backed transaction as applicable to the Company during the twelve months ended December 31,2007 disclosed the following instances of material noncompliance:
•	With respect to servicing criteria 1122(d)(2)(i) certain payments on pool assets received after the cut-off date and prior to the legal close date for the transaction were not deposited into the custodial account within two business days. The trustee and the lead investment bank for the transaction were advised upon detection. Processes have been established to address these issues. Notification and a corrected Servicer Report (August collection period) were provided to the investors on December 14, 2007. No transaction triggers or covenants were impacted.

•	With respect to servicing criteria 1122(d)(3)(i)(B) and 1122(d)(3)(ii), servicing statement errors were detected in December 2007. Retro-active corrections to the system and statements were put in place for the December settlement period. The trustee and the lead investment bank for the transaction were advised upon detection. Processes have been established to address these issues. Notification and corrected Servicer Reports (August through October 2007 collection periods) were provided to the investors on December 14, 2007. No transaction triggers or covenants were impacted.

•	With respect to servicing criterion 1122(d)(2)(vii)(A), interest income earned on funds deposited in the reserve account did not agree to the amounts included on certain bank reconciliations.

•	With respect to servicing criterion 1122(d)(4)(xiv), delinquencies, charge-offs and uncollectible accounts were not recognized and recorded in accordance with the transaction agreements. Specifically, certain costs relating to charge-offs that are appropriately absorbed by the Company were not adequately supported by information in the investor records.
KPMG LLP, a registered public accounting firm, has issued an attestation report with respect to the Company’s compliance with the applicable servicing criteria as of and for the twelve months ended December 31, 2007.

/s/ Eugene G. Nelson Eugene G. Nelson
Vice President, Corporate Finance

March 14, 2008

Date